June 2, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jan Woo, Legal Branch Chief

Matthew Derby, Staff Attorney

Christine Dietz, Assistant Chief Accountant

Frank Knapp, Staff Accountant

Re:                             ShotSpotter, Inc.

Registration Statement on Form S-1

File No. 333-217603

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Roth Capital Partners, LLC, as the representative of the several underwriters, hereby joins in the request of ShotSpotter, Inc. for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it becomes effective as of 5:00 p.m. Eastern Time on Tuesday, June 6, 2017, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through June 2, 2017, we distributed an aggregate of approximately 725 copies of the Preliminary Prospectus, dated May 19, 2017, and approximately 265 copies of the Preliminary Prospectus, dated June 1, 2017, to potential investors.

The undersigned has and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

As Representative of the Several Underwriters
Named in Schedule I of the Underwriting Agreement

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

[Signature Page to Underwriters’ Acceleration Request]